Louis Lehot

T: +1 650 843 5949

llehot@cooley.com

December 18, 2013

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ryan Adams
Doug Jones
Patrick Kuhn
Max A. Webb

Re:	CHC Group Ltd.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 22, 2013
File No. 333-191268

Dear Mr. Webb:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended, on behalf of our client, CHC Group Ltd. (the “Company”), is Amendment No. 3 to the Company’s registration statement on Form S-1 (“Amendment No. 3”). Amendment No. 3 updates the Company’s registration statement on Form S-1 (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on September 19, 2013 (Commission file no. 333-191268), as amended by Amendment No. 1 filed with the Commission on October 25, 2013 and Amendment No. 2 filed with the Commission on November 22, 2013 (“Amendment No. 2”).

Amendment No. 3 is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated December 6, 2013, with respect to Amendment No. 2 (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Registration Statement.

Also enclosed, for the convenience of the Staff, is a copy of Amendment No. 3 marked to show changes from Amendment No. 2.

3175 HANOVER STREET, PALO ALTO, CA 94304   T: (650) 843-5059   F: (650) 849-7400

U.S. Securities and Exchange Commission

December 18, 2013

Page Two

Staff Comments and Company Responses

Prospectus Summary, page 1

Our Fleet, page 5

1.	We note your response to our prior comment 1. Since you are attributing the appraised market value of your fleet to Ascend Worldwide Group Holdings Limited and HeliValue$, Inc., please provide as an exhibit a consent from each of the above referenced entities.

Response: The Company advises the Staff that it has filed a consent from each of Ascend Worldwide Group Holdings Limited and HeliValue$, Inc. as Exhibit 23.4 and Exhibit 23.5 to Amendment No. 3, respectively.

Notes to Consolidated Financial Statements, page F-9

Note 17: Income Taxes, page F-38

2.	We note your response to our prior comment 11. Please further expand your disclosure to quantify each component of “other adjustments” so that investors may understand the relative effect of each.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-39 and F-40 of the Registration Statement as requested by providing lists of sub-components of “other adjustments” and their respective values.

* * * *

3175 HANOVER STREET, PALO ALTO, CA 94304   T: (650) 843-5949   F: (650) 849-7400

U.S. Securities and Exchange Commission

December 18, 2013

Page Three

The Company requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 3 or this response letter to Michael Tenta (telephone: (650) 843-5636; email: mtenta@cooley.com) or the undersigned at (telephone: (650) 843-5949; email: llehot@cooley.com) of Cooley LLP, counsel to the Company.

Sincerely,

/s/ Louis Lehot
Louis Lehot
For Cooley LLP

cc:	Michael O’Neill, Esq.
Russ Hill, Esq.
Joan Hooper
CHC Group Ltd.

Michael Tenta, Esq.
Yueting Liang, Esq.
Cooley LLP

Joshua Ford Bonnie, Esq.
Ryan Bekkerus, Esq.
Simpson Thacher & Bartlett LLP

Michael E. Michetti, Esq.
Scott R. Saks, Esq.
Joel M. Simon, Esq.
Paul Hastings LLP

Gary Miller
Ernst & Young LLP

3175 HANOVER STREET, PALO ALTO, CA 94304   T: (650) 843-5949   F: (650) 849-7400